WhiteGlove Health, Inc.

5300 Bee Cave Rd

Building I, Suite 100

Austin, TX 78746

September 21, 2011

VIA FACSIMILE & EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Mail Stop 4561

Re:	WhiteGlove Health, Inc. Registration Statement on Form S-1 Filed May 2, 2011, File No. 333-173827, as amended

Ladies and Gentlemen:

WhiteGlove Health, Inc. (the “Company”) hereby requests withdrawal of its Registration Statement on Form S-1 (File No. 333-173827) (as amended, the “Registration Statement”), pursuant to Rule 477 of the Securities Act of 1933. In light of unfavorable market conditions, the Company has determined at this time not to effect an initial public offering of its securities pursuant to the Registration Statement. The Company represents that no offers or sales of the Company’s securities have been made pursuant to the Registration Statement.

Accordingly, the Company requests an order granting the withdrawal of the Registration Statement to be issued by the Commission as soon as possible. Please provide a copy of the order granting withdrawal of the Registration Statement to the undersigned with a copy to Carmelo Gordian of Andrews Kurth LLP, 111 Congress Avenue, Ste. 1700, Austin, TX 78701.

Thank you for your assistance.

Sincerely, WhiteGlove Health, Inc.

BY:	/s/ William J. Kerley
William J. Kerley
Chief Financial Officer